(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sonic Solutions
Full Name of Registrant

Former Name if Applicable

101 Rowland Way, Suite 110
Address of Principal Executive Office (Street and Number)

Novato, CA 94945
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sonic Solutions (“Sonic”, the “Company” or “we” or “us”) is currently finalizing its financial statements and related disclosures for inclusion in its Annual Report on Form 10-K (the “Form 10-K”) for the year ended March 31, 2005 and the required assessment of its internal controls over financial reporting as of March 31, 2005, as required by Section 404 of the Sarbanes-Oxley Act (the “Sarbanes-Oxley Act”). Although we have dedicated significant resources to the completion of this process and have made substantial progress, there have been delays in completing the Section 404 assessment process and related Form 10-K filing, primarily attributable to the integration of the consumer software division of Roxio, Inc., (we announced completion of the acquisition on December 21, 2004), and the complex nature of the new requirements under Section 404 of the Sarbanes-Oxley Act. Because of these delays, KPMG LLP, our independent registered public accounting firm, is also currently unable to provide its report on our financial statements or its attestation with respect to our internal controls. As a result, we were not able to complete and file our Form 10-K by the prescribed filing date without unreasonable effort and expense. We do expect to be able to file our Form 10-K on or before the extended deadline of June 29, 2005.

In connection with our assessment of our internal controls over financial reporting, we have identified various deficiencies. We are currently determining the impact of these deficiencies on our overall assessment of Sonic’s control environment. We believe that these deficiencies are likely in the aggregate to constitute one or more material weaknesses and, if they do, then our independent registered public accounting firm will not be able to provide an unqualified opinion that our internal controls over financial reporting were effective as of March 31, 2005.

On May 16, 2005, we released a summary of our financial results for the fiscal year ended March 31, 2005 via press release (the “Fourth Quarter Results Press Release”). We do not believe that the financial results for the fiscal year ended March 31, 2005 that will be contained in our Annual Report on Form 10-K will be different from those presented in the Fourth Quarter Results Press Release in any respect that, individually or collectively, is significant for our investors or shareholders. Further, as we stated in the Fourth Quarter Results Press Release, we do not believe that the results of our evaluation of internal controls over financial reporting will preclude an unqualified opinion from our independent registered public accounting firm with respect to the annual financial statements. However, as we stated in the Fourth Quarter Results Press Release, there can be no assurance that the results of our evaluation of internal controls over financial reporting as well as the completion of audit test work will not cause an adjustment to the financial statements to be included in our Annual Report on Form 10-K causing them to be different from those presented in the Fourth Quarter Results Press Release.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

A. Clay Leighton	(415)	893-8000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Securities Safe Harbor

This Notification of Late Filing on Form 12b–25 contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These statements, including statements relating to the Company’s anticipated financial results for the fiscal year ended March 31, 2005, the results of management’s evaluation of the Company’s internal controls over financial reporting as of March 31, 2005, and the anticipated filing date of the Company’s Form 10–K, are based on management’s current reasonable expectations and are subject to certain assumptions, risks, uncertainties and changes in circumstances. The Company is not obligated to (and expressly disclaims any obligation to) revise or update any forward-looking statements in order to reflect events or circumstances, whether they arise as a result of new information, future events, or otherwise.

Sonic Solutions
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2005	By:	/s/ A. CLAY LEIGHTON
		Name:	A. Clay Leighton
		Title:	Senior Vice President Worldwide Operations and Finance and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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